EXHIBIT 99.4

1 1 Q3 2016 Earnings Presentation November 7, 2016

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

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3 Q3 2016 Highlights • Product reliability is demonstrated as H2Fly launches world’s first 4-person fuel-cell powered plane • Commercialization progress evident as Alstomlaunches fuel-cell train at InnoTrans industry trade show in Berlin • Strong backlog continues over $100M • China business development robust and outlook improving • Inventory heavy with pending major deliveries • Intrinsic value in multiple pathways to scale

4 Application: Continuous Clean Power • 1MW pilot at the Daesansite wraps up as planned by year end • Plant has run more than 7,000 hours –performance has exceeded expectations • Core technology proven and valuable lessons learned for scale- up –operations, financing, collaboration, sourcing, facilities management, etc. • Focus now on three additional sites for a 5MW+ next step deployment

5 China Update • Certified Integrator Program (CIP) on track, with additional partners under review • Moving through scale-up process of 1- 10-100-1000 development • Growing number of bus and vehicle OEMs under contract with Hydrogenics’ CIPs • Potential partners for energy storage, fueling, and grid-related projects now in discussion • More developments expected before year end • Cumulative orders exceed 300 fuel cell units, of which more than 60 units already built and shipped this year It’s real -First prototype, already with 40,000 km road service, in Beijing

6 Application: Commuter Rail • Order received May, 2015 after global competitive bid –200 unit order • First full power demonstration rack delivered in five months • Final product design approved in spring of 2016 • Four units now in build with expected year-end delivery • Testing and vehicle certification in early 2017, followed by passenger deployment later that year • Excellent sales engagement at InnoTrans show Berlin in Sept.

Major Program Progress

Program Area	Lead Customer	Status	Value
Stationary MW Power	Kolon	1MW pilot will run to year end as planned 3 x 5 MW sites under review	>$20M Pending
Hydrogen Rail	Alstom Transport	Program on schedule 4 units first build now ongoing for Q4 delivery	>$50M Booked
Detritiation	Kurion	Awaiting next step direction in Japan Parallel effort on additional projects	TBD
Propulsion	Confidential	Major milestone crossed in July – design First product builds authourized to go ahead	$30M Firm $60M **
Power to Gas	EON Enbridge	2 Sites operating – more planned First Canadian facility in build for 2016	$20M deliv $70M Pipeline
Fueling	Various	Demand growing in California and Europe Recent wind connected win with Stratos (Calif)	More to come
Mobility	4 CIP* China	First proto builds under dev	>$15M
Automotive	4 Confidential 2 OEM 2 Disruptors	New early stage technology development support and vehicle integration Vehicle supply driving interest	TBD

**Certified Integrator Program Partners*
*** Not in Backlog*

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8 $9M Loan Facility and Business Plan • New debt facility provides funding for growth • Long duration, large projects put pressure on cash cycle – Example: propulsion project is based on percentage completion, and revenue exceeds cash realized by $5M • Other government funded work for Power-to-Gas and fueling projects • Current high inventory level will cycle to cash in coming quarters, but debt facility will provide important support for future business • Funding of recently completed expansion of facilities and equipment expenditures

9 Building & Delivering Value • Global technology leadership demonstrated in competitive markets with Alstom, E.ON, Enbridge, CIPs • Multiple pathways to scale is a hedge against the uncertainty of any one application • Business opportunities in multiple geographies yield significant intrinsic value as applications scale independently • Strong cost discipline in both company and product yield significant operating leverage when scaling

10 0.0 4.0 8.0 12.0 2015 2016 Power Systems OnSite Generation Notes Revenue of $6.7 million in the quarter, a 30% decrease year-over-year, reflecting fewer orders shipped within the OnSite Generation segment, partially offset by an increase of $0.5 million in the Power Systems segment as a result of increased sales into the mobility market in China. Revenue Three months endedSeptember 30, 2016 $M Revenue by Business Unit 6.7 9.6 0 2 4 6 8 OnSite Generation Power Systems 7.6 2.0 4.2 2.5 2015 2016 $M Q3 Revenue

11 0.0 4.0 8.0 12.0 16.0 20.0 24.0 28.0 2015 2016 Power Systems OnSite Generation Notes Revenue of $20.3 million YTD, a 17% decrease year-over-year, due to the lack of a comparable project which occurred in the first quarter of 2015 as well as a decrease in sales of two significant items in the third quarter of 2015 –electrolysis units to Kurion and a Power-to-Gas facility project with E.ON. Revenue Nine months ended September 30, 2016 $M Revenue by Business Unit 20.3 24.5 0 2 4 6 8 10 12 14 16 OnSite Generation Power Systems 15.4 9.1 13.7 6.6 2015 2016 $M YTD Revenue

12 - 10.0 20.0 30.0 40.0 2015 2016 Power Systems OnSite Generation 0 5 10 15 20 25 30 35 40 45 50 OnSite Generation Power Sytems 15.5 45.6 19.1 7.6 2015 2016 Three months ended September 30, 2016 Gross Margin By Business Unit 21.8 14.9 Gross Margin Notes Gross margin was 14.9% of revenue for the quarter,versus 21.8% in the prior-year period. The decline was principallyduetolowermarginsinthePowerSystemssegmentresultingfromadditionalcostsincurredtosupport keyprojectsinGermany. % % Q3 GrossMargin

# YTD Gross Margin

*Nine months ended September 30, 2016*



Gross Margin
%
40.0
30.0
20.0
10.0
-
17.5
19.9
2.4
2015
2016
Power Systems
OnSite Generation



Gross Margin By Business Unit
%
30
25
20
15
10
5
0
13.7
17.3
24.1
25.3
OnSite Generation
Power Sytems

## Notes

Gross margin improved to 19.9% of revenue for the nine months ended September 30, 2016, versus 17.5% in the prior-year period, reflecting the 2015 impact of a significantly lower-margin German project included in the nine months ended September 30, 2015. This was partially offset by a reduction of overhead absorption of indirect overhead.

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# Q3 Results

(in $ millions)

| | Three months ended Sept. 30 | | Change | |
|---|---|---|---|---|
| | 2016 | 2015 | $ | % |
| **Revenue** | $ 6.7 | $ 9.6 | (2.9) | (30)% |
| **Gross Profit** | 1.0 | 2.1 | (1.1) | (52)% |
| *Gross Margin %* | *14.9%* | *21.8%* | | |
| **Operating Expenses** | | | | |
| Selling, general and administrative (excluding stock-based compensation, amortization and depreciation) | 2.3 | 2.5 | (0.2) | (8)% |
| Research and product development | 0.2 | 1.0 | (0.8) | (80)% |
| **Adjusted EBITDA** | $ (1.5) | $ (1.4) | $ 0.1 | 7% |

**Notes**

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results.

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# YTD Results

(in $ millions)

| | Nine months ended Sep. 30 | | Change | |
|---|---|---|---|---|
| | 2016 | 2015 | $ | % |
| **Revenue** | $ 20.3 | $ 24.5 | (4.2) | (17)% |
| **Gross Profit** | 4.0 | 4.3 | (0.3) | (6)% |
| *Gross Margin %* | *19.9%* | *17.5%* | | |
| **Operating Expenses** | | | | |
| Selling, general and administrative (excluding stock-based compensation, amortization and depreciation) | 7.0 | 7.2 | (0.2) | (2)% |
| Research and product development | 2.8 | 3.1 | (0.3) | (9)% |
| **Adjusted EBITDA** | $ (5.8) | $ (6.0) | $ (0.2) | (3)% |

## Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results.

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16 Jul. 1/16 Backlog Orders Received FX Orders Delivered Sep. 30/16 Backlog OnSiteGeneration $ 16.0 $ 4.9 $ 0.4 $ 4.2 $ 17.1 Power Systems 86.9 3.6 1.1 2.5 89.1 Total $ 102.9 $ 8.5 $ 1.5 $ 6.7 $ 106.2 As of September 30, 2016 ($M) Order Backlog Oftheabovebacklogof$106.2million,weexpecttorecognize$30.2millioninthefollowingtwelvemonthsas revenue. In addition, revenue for the year ending December 31, 2017 will also include orders received and deliveredin2017.

17 Cash and cash equivalents and restricted cash $ 11.2 $ 24.9 (13.7) (55)% Trade, other and grants receivable 13.6 10.4 3.2 30% Inventories 18.9 14.3 4.6 32% Operating borrowings 2.2 1.1 1.1 100% Trade and other payables 11.4 7.8 3.6 46% Financial liabilities 8.7 9.0 (0.3) (3)% Dec. 31, 2015 $ % ($M) ChangeSep.30, 2016 Consolidated Balance Sheet Highlights

18 Three months ended September 30, 2016 Three months ended September 30, 2015 Net loss (income) $ 1.9 $ 2.2 Finance (income) loss, net (0.2) (0.7) Amortization and depreciation (0.2) (0.1) Compensation indexed to share price - 0.2 Stock-based compensation expense - (0.2) Adjusted EBITDA loss (income) $ 1.5 $ 1.4 ($M) Q3 Reconciliationof Non-IFRS Measures –Adj. EBITDA * Note certain figures have been adjusted for rounding

19 Nine months ended September 30, 2016 Nine months ended September 30, 2015 Net loss (income) $ 7.3 $ 9.3 Finance (income) loss, net (0.8) (2.8) Amortization and depreciation (0.5) (0.4) Compensation indexed to share price 0.1 0.4 Stock-based compensation expense (0.3) (0.5) Adjusted EBITDA loss (income) $ 5.8 $ 6.0 ($M) YTD Reconciliationof Non-IFRS Measures –Adj. EBITDA * Note certain figures have been adjusted for rounding

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